November 15, 2019

VIA EDGAR AND EMAIL TRANSMISSION

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	USA Technologies, Inc. (the “Company”)
PRRN14A amended proxy statement filing made on Schedule 14A
Filed on November 12, 2019 by Hudson Executive Capital LP, et al. (“Hudson”)
File No. 001-33365

Dear Mr. Panos:

We are writing on behalf of Hudson in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 14, 2019 (the “Comment Letter”), with respect to Hudson’s solicitation of consents from the shareholders of the Company to request a special meeting of the Company’s shareholders.

Concurrently with the submission of this letter, we are filing via EDGAR a definitive consent statement on Schedule 14A (the “Definitive Consent Statement”) with the Commission. The Definitive Consent Statement reflects revisions made to the revised preliminary consent statement on Schedule 14A filed on November 12, 2019 (the “Revised Preliminary Consent Statement”) in response to the Comment Letter.

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in italicized type prior to Hudson’s response. The page numbers in Hudson’s responses refer to the page numbers in the Definitive Consent Statement.

Amendment No. 1 to Preliminary Proxy Statement filed under cover of Schedule 14A

Letter to Shareholders | Form of Blue Consent

1.

Disclosure has been made in both of the above-captioned locations that indicates “Hudson strongly disagrees with the Company’s assertion that our solicitation is invalid.” Section 3.03(a) of the registrant’s Amended and Restated Bylaws states, however, that no special meeting of shareholders may be “requested” before USA Technologies holds its annual meeting. Advise us, with a view towards revised disclosure, whether or not the participants’ “Consent to Request” as titled on the Form of Blue Consent and sought from shareholders constitutes a “request” within the meaning of amended Section 3.03(a).

Hudson respectfully submits that the participants’ “Consent to Request” as titled on the [Form of Blue Consent] attached as Exhibit A-2 to the Definitive Consent Statement does not constitute a “request” within the meaning of the newly amended Section 3.03(a) of the Company’s Bylaws. The amended Bylaw purports to prohibit special meetings of the shareholders from being called or otherwise requested by any shareholder or shareholders before the next annual meeting of shareholders. Based on a textual reading of Section 3.03(a), Hudson believes the prohibition in the amended Bylaw refers to the request from shareholders to the Company that is referenced earlier in Section 3.03(a) and that is to be delivered “in writing sent by registered mail to the chairman of the board of directors or chief executive officer of the corporation” rather than any communications among shareholders concerning whether a request should be delivered to the Company.

Furthermore, Hudson believes that, as a matter of Pennsylvania law, the right of shareholders to grant a proxy or consent with respect to their shares is specifically provided by statute and cannot be restricted by the bylaws. Section 1759(a) of the Pennsylvania Business Corporation Law (the “BCL”) provides in relevant part that: “Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action without a meeting may authorize another person to act for him by proxy.” A bylaw that purports to prohibit shareholders from communicating with each other would be inconsistent with the express ability of shareholders to grant proxies and consents pursuant to Section 1759(a) of the BCL. In addition, Hudson notes that the permitted purpose of a Pennsylvania corporation’s bylaws as set forth in Section 1504 of the BCL is “to contain any provisions for managing the business and regulating the affairs of the corporation.” While bylaws may regulate the manner in which the shareholders interact with the corporation, those same bylaws do not have the authority to regulate communications as between the corporation’s shareholders. Accordingly, Hudson does not believe the “Consent to Request” constitutes a “request” for purposes of the amended Bylaw and, even if it did, Hudson believes that such a restriction would be impermissible under applicable law.

2.

We noticed the participants disclosed the risk that USA Technologies will not recognize properly executed consents delivered by shareholders, and, accordingly, may in turn refuse to call the Special Meeting even if the participants deliver the requisite consents. Please supplement these disclosures to indicate, if true, that any legal question surrounding the validity of such consents may ultimately be determined in a court of competent jurisdiction.

In response to the Staff’s comment, Hudson has supplemented these disclosures on the final page of the letter to shareholders, and on pages 5 and 32 and Exhibit A-2 of the Definitive Consent Statement, to provide that any legal question surrounding the validity of the consents may ultimately be determined in a court of competent jurisdiction.

Why We Are Seeking to Call the Special Meeting, page 1

3.

Proposal 1, by its terms, only contemplates the repeal of bylaws adopted by the Board without the approval of the Company’s shareholders “subsequent to October 18, 2019.” Given that the registrant filed a Form 8-K on October 18, 2019 that included multiple changes within the Amended and Restated Bylaws approved by the Board that day, please advise us, with a view towards revised disclosure, whether the participants intend to exclude from Proposal 1 the changes to the Bylaws approved and filed on October 18, 2019.

In response to the Staff’s comment, Hudson has revised the disclosure on pages 6 and 15 of the Definitive Consent Statement to make clear that approval of Proposal 1 will not result in the repeal of the Bylaw amendments disclosed by the Company in the Form 8-K filed on October 18, 2019.

4.

Please refer to the following statement: “Approval of Proposal 1 would also result in the repeal of amendments adopted after October 18, 2019 that may be aligned with the interests of the shareholders, if any.” Use of the term “if any” in this context is open to interpretation, and arguably could be read to qualify the reference to “amendments adopted after October 18.” To remove the potential implication that no amendments to the registrant’s Amended and Restated Bylaws have occurred since October 18, please revise to acknowledge that the registrant has since submitted two Form 8-K filings, and such filings contain amendments to the Amended and Restated Bylaws in addition to those adopted on October 18.

In response to the Staff’s comment, Hudson has revised the disclosure on pages 5, 6 and 15 of the Definitive Consent Statement to make clear that all changes to the Bylaws adopted by the Board after October 18, 2019 without a vote of the shareholders will be repealed, including the amendments disclosed in the two Form 8-K filings on November 12, 2019.

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Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand

Richard M. Brand

cc:	Douglas Braunstein

Managing Member

HEC Master Fund LP

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